FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement issued locally in Malta on 29 July 2011 by HSBC Bank Malta p.l.c., a 70.03% indirectly held subsidiary of HSBC Holdings plc.

29 July 2011

HSBC BANK MALTA p.l.c.
FIRST HALF 2011 RESULTS

Review of Performance

• Profit before tax of €50m for the six months ended 30 June 2011 - an increase of €8m, or 19%, compared with €42m for the same period in 2010.

•    Profit attributable to shareholders of €33m for the six months ended 30 June 2011 - up €5m, or 19%, compared with €27m for the same period in 2010 resulting in earnings per share of 11.2 cent, up 19%.

• Total assets of €5,692m at 30 June 2011, up €27m, or 0.5%, compared with 31 December 2010.

• Loans and advances to customers were €3,296m at 30 June 2011, a decrease of €8m, or 0.2%, compared with 31 December 2010.

• Customer accounts were €4,281m at 30 June 2011, a decrease of €182m, or 4%, compared with 31 December 2010.

• Return on equity for the six months ended 30 June 2011 was 18.5%, compared with 16.9% for the first half in 2010.

• Cost efficiency ratio improved to 43.9% from 48.4% for the same period last year.

• Capital adequacy ratio of 10.6% at 30 June 2011, compared with 10.4% at 30 June 2010 and 10.2% at 31 December 2010.

Commentary

HSBC Bank Malta p.l.c. delivered a strong performance in the six months ended 30 June 2011. The reported profit before tax of €50m increased by 19%, or €8m, over the comparable period in 2010. The bank's cost efficiency ratio improved to 43.9% compared to 48.4% in the first half of 2010. Return on equity improved to 18.5% from 16.9% in the comparable period in 2010.

Net interest income improved by 6% to €64m compared to €61m in the first half of 2010 attributable to effective balance sheet management and the unwinding of higher interest term deposits. Net fees and commission income of €17m for the six months ended 30 June 2011 was in line with the first half of 2010. Growth in lending and account services fees were offset by a decline in stockbroking fees largely due to the slow-down in local capital markets bond issuance activity.

The life insurance subsidiary performed well during the period under review generating a profit before tax of €13m for the first half of 2011, up €9m, compared to €4m for the same period in 2010. A refinement of the methodology to the projection assumptions used in calculating the present value of in-force long-term insurance business contributed €7m to the growth from insurance activities.

In view of significantly heightened stress in the eurozone debt markets, the bank reduced its risk exposure through the sale of holdings in higher risk eurozone countries from the available-for-sale bond portfolio at a net loss of €4m.

The bank continued to invest in expanding its business and transforming its operations. As a result, costs increased by €2m, or 4%, to €43m for the six months ended 30 June 2011. The cost efficiency ratio improved to 43.9% compared to 48.4% in the first half of 2010 as growth in operating income outpaced the increased expenditure.

Net impairments of €4m for the six months ended 30 June 2011 included an impairment of €2m relating to higher risk debt securities within the available-for-sale investment portfolio. The bank continues to focus on building a high quality base and it is encouraging that the level of loan impairments of €2m although slightly higher than the same period last year were lower than expected. Loan impairments remain at the modest level of 11 basis points of the overall loan book.

In the current economic environment, as borrowers looked to reduce debt levels, net loans and advances to customers reduced marginally by €8m to €3,296m. Mortgage market share remained stable. Gross new lending to customers amounted to €355m which reflects the bank's continued support to the local economy and was a modest increase on the same period last year. The quality of the lending portfolio showed a marginal deterioration with non-performing loans representing 4% of gross loans as at 30 June 2011 compared to 3% at 31 December 2010.

Customer deposits of €4,281m as at 30 June 2011 reduced by €182m compared to 31 December 2010 reflecting the levels of volatility of deposits from the institutional sector. Retail deposits were broadly stable despite continuing competitive pressure for deposits including from local government bond issuances.

The bank's available-for-sale investments portfolio remains well diversified and conservative with limited exposure to sovereign debt in the peripheral eurozone countries following the sale of holdings in the higher risk eurozone countries during the period under review.

The bank's liquidity position remains strong with advances to deposits ratio of 77%, compared with 74% at 31 December 2010. This is well within our maximum benchmark ratio of 90% and highlights further room for lending growth. The capital adequacy ratio at 10.6% is well above regulatory requirements.

Alan Richards, Director and Chief Executive Officer of HSBC Malta, said: "A strong performance from the bank in the first half of 2011 which saw pre-tax profit increase by 19% and our cost efficiency ratio drop further to 43.9%. Return on equity improved to 18.5%. The local economy continues to perform relatively well although a prolonged crisis in Libya in particular and the eurozone sovereign debt crisis may yet affect projected GDP growth rates.

"Nonetheless, HSBC has made excellent progress during these six months as we continue to transform the bank, and we continue to emphasise our competitive advantages as an international bank. The fundamentals of HSBC remain in excellent shape. We remain strongly capitalised, liquid and well placed to service the needs of our customers and to support the local economy.

"The successful financial results for the first half of 2011 are testimony to the professionalism, commitment and hard work of our staff who again performed admirably in demanding circumstances."

The Board is declaring an interim gross dividend of 8.2 cent per share (5.3 cent net of tax). This will be paid on 24 August 2011 to shareholders who are on the bank's register of shareholders at 10 August 2011.

Media enquiries to Franco Aloisio on +356 2380 3250.

Income statements for the period 1 January 2011 to 30 June 2011

	Group		Bank
	6 mths to 30/06/11	6 mths to 30/06/10	6 mths to 30/06/11	6 mths to 30/06/10
	€000	€000	€000	€000
Interest receivable and similar income
- on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	76,665	75,360	76,657	75,362
- on debt and other fixed income instruments	10,823	8,292	8,955	6,437
Interest expense	(23,264)	(22,883)	(23,420)	(23,226)
Net interest income	64,224	60,769	62,192	58,573

Fees and commissions income	18,402	18,122	16,428	15,931
Fees and commissions expense	(1,460)	(1,209)	(1,328)	(1,075)
Net fee and commission income	16,942	16,913	15,100	14,856

Dividend income	-	-	15,385	538
Trading profits	4,105	2,877	4,105	2,877
Net (expense)/income from insurance financial instruments designated at fair value	(1,750)	10,866	-	-
Net losses on sale of available-for-sale financial investments	(3,677)	-	(3,683)	-
Net earned insurance premiums	32,313	28,693	-	-
Net other operating income/(expense)	11,794	5,841	(51)	550
Total operating income	123,951	125,959	93,048	77,394

Net insurance claims incurred and movement in policyholders' liabilities	(27,117)	(41,548)	-	-
Net operating income	96,834	84,411	93,048	77,394

Employee compensation and benefits	(23,168)	(24,042)	(21,838)	(22,893)
General and administrative expenses	(16,301)	(13,257)	(15,157)	(12,415)
Depreciation	(2,647)	(3,009)	(2,644)	(2,998)
Amortisation	(386)	(527)	(351)	(483)
Net operating income before impairment charges and provisions	54,332	43,576	53,058	38,605
Net impairment	(4,271)	(1,408)	(1,849)	(1,408)
Net provisions for liabilities and other charges	299	29	300	8
Profit before tax	50,360	42,197	51,509	37,205
Tax expense	(17,715)	(14,818)	(18,121)	(13,073)
Profit for the period	32,645	27,379	33,388	24,132

Profit attributable to shareholders	32,645	27,379	33,388	24,132

Earnings per share	11.2c	9.4c	11.4c	8.3c

Statements of comprehensive income for the period 1 January 2011 to 30 June 2011

	Group		Bank
	6 mths to 30/06/11	6 mths to 30/06/10	6 mths to 30/06/11	6 mths to 30/06/10
	€000	€000	€000	€000

Profit attributable to shareholders	32,645	27,379	33,388	24,132

Other comprehensive income/(expense)
Available-for-sale investments:
- change in fair value	(6,068)	6,758	(4,133)	5,737
- change in fair value transferred to profit or loss	6,120	-	3,683	-
- income taxes	(18)	(2,365)	157	(2,008)
Other comprehensive income/(expense) for the period, net of tax	34	4,393	(293)	3,729

Total comprehensive income for the period, net of tax	32,679	31,772	33,095	27,861

Statements of financial position at 30 June 2011
	Group		Bank
	30/06/11	31/12/10	30/06/11	31/12/10
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	282,484	379,985	277,985	379,984
Cheques in course of collection	11,765	9,011	11,765	9,011
Derivatives	14,025	11,489	14,124	11,686
Financial assets designated at fair value	348,357	306,299	-	-
Financial investments	892,757	690,606	804,983	593,107
Loans and advances to banks	594,865	714,901	594,807	714,850
Loans and advances to customers	3,295,970	3,303,835	3,295,970	3,303,835
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	85,832	70,655	10,880	7,583
Property, plant and equipment	65,473	65,487	65,569	65,580
Investment property	14,586	14,591	11,663	11,668
Assets held for sale	10,660	9,674	10,660	9,674
Current tax assets	1,968	4,712	1,911	4,516
Deferred tax assets	9,562	10,181	9,291	9,902
Other assets	23,386	34,425	7,666	9,439
Prepayments and accrued income	40,249	38,710	35,402	34,256
Total assets	5,691,939	5,664,561	5,188,383	5,200,798

Liabilities
Derivatives	12,289	12,311	12,388	12,313
Deposits by banks	405,112	232,790	404,872	232,790
Customer accounts	4,281,265	4,462,861	4,303,299	4,517,763
Current tax liabilities	9,213	2,603	8,212	953
Deferred tax liabilities	24,341	19,604	-	-
Liabilities to customers under investment contracts	18,003	18,962	-	-
Liabilities under insurance contracts issued	414,623	410,461	-	-
Other liabilities	46,617	46,424	42,487	42,721
Accruals and deferred income	40,234	36,304	39,786	35,327
Provisions for liabilities and other charges	222	531	184	494
Subordinated liabilities	87,893	87,880	87,893	87,880
Total liabilities	5,339,812	5,330,731	4,899,121	4,930,241
Equity
Share capital	87,552	87,552	87,552	87,552
Revaluation reserve	28,708	28,674	27,990	28,283
Retained earnings	235,867	217,604	173,720	154,722
Total equity	352,127	333,830	289,262	270,557
Total liabilities and equity	5,691,939	5,664,561	5,188,383	5,200,798

Memorandum items
Contingent liabilities	117,481	128,947	117,481	128,970
Commitments	994,889	977,718	994,889	977,718

The financial statements were approved and authorised for issue by the Board of Directors on 29 July 2011 and signed on its behalf by:

Albert Mizzi, Chairman                                                                                                              Alan Richards, Chief Executive Officer

Statements of changes in equity for the period 1 January 2011 to 30 June 2011

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2011	87,552	28,674	217,604	333,830

Profit for the period	-	-	32,645	32,645

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	(3,944)	-	(3,944)
- change in fair value transferred to profit or loss, net of tax	-	3,978	-	3,978
Total other comprehensive income	-	34	-	34
Total comprehensive income for the period	-	34	32,645	32,679

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	224	224
- dividends	-	-	(14,606)	(14,606)
Total contributions by and distributions to owners	-	-	(14,382)	(14,382)
At 30 June 2011	87,552	28,708	235,867	352,127

At 1 January 2010	87,552	25,825	193,210	306,587

Profit for the period	-	-	27,379	27,379

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	4,393	-	4,393
Total other comprehensive income	-	4,393	-	4,393
Total comprehensive income for the period	-	4,393	27,379	31,772
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	236	236
- dividends	-	-	(15,176)	(15,176) (32,817)
Total contributions by and distributions to owners	-	-	(14,940)	(14,940)
At 30 June 2010	87,552	30,218	205,649	323,419

Statements of changes in equity for the period 1 January 2011 to 30 June 2011

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2011	87,552	28,283	154,722	270,557

Profit for the period	-	-	33,388	33,388

Other comprehensive expense
Available-for-sale investments:
- change in fair value, net of tax	-	(2,686)	-	(2,686)
- change in fair value transferred to profit or loss, net of tax	-	2,393	-	2,393
Total other comprehensive expense	-	(293)	-	(293)
Total comprehensive income/(expense) for the period	-	(293)	33,388	33,095

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	216	216
- dividends	-	-	(14,606)	(14,606)
Total contributions by and distributions to owners	-	-	(14,390)	(14,390)
At 30 June 2011	87,552	27,990	173,720	289,262

At 1 January 2010	87,552	25,030	133,814	246,396

Profit for the period	- -	-	24,132	24,132

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	3,729	-	3,729
Total other comprehensive income	- -	3,729	-	3,729
Total comprehensive income for the period	-	3,729	24,132	27,861

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	224	224
- dividends	-	-	(15,176)	(15,176)
Total contributions by and distributions to owners	-	-	(14,952)	(14,952)
At 30 June 2010	87,552	28,759	142,994	259,305

Statements of cash flows for the period 1 January 2011 to 30 June 2011

	Group		Bank
	6 mths to 30/06/11	6 mths to 30/06/10	6 mths to 30/06/11	6 mths to 30/06/10
	€000	€000	€000	€000

Cash flows used in operating activities
Interest, commission and premium receipts	135,398	124,544	99,411	92,153
Interest, commission and claims payments	(39,705)	(31,330)	(21,736)	(22,767)
Payments to employees and suppliers	(35,745)	(40,869)	(35,726)	(35,561)
Operating profit before changes in operating assets/liabilities	59,948	52,345	41,949	33,825
Decrease/(increase) in operating assets:
Financial assets designated at fair value	(36,253)	(16,297)	-	-
Reserve deposit with Central Bank of Malta	(3,155)	(8,390)	(3,155)	(8,390)
Loans and advances to customers and banks	5,200	(1,202)	5,170	(1,266)
Treasury Bills	98,043	(362,745)	109,607	(362,745)
Other receivables	5,224	(19,074)	(4,066)	(2,887)
(Decrease)/increase in operating liabilities:
Customer accounts and amounts owed to banks	(180,922)	55,146	(213,572)	60,501
Other payables	(7,154)	28,086	2,840	14,620
Net cash used in operating activities before tax	(59,069)	(272,131)	(61,227)	(266,342)
Tax paid	(3,134)	(5,421)	(2,180)	(5,171)
Net cash used in operating activities	(62,203)	(277,552)	(63,407)	(271,513)
Cash flows used in investing activities
Dividends received	352	21	10,000	349
Interest received from financial investments	15,629	7,487	9,998	5,590
Purchase of financial investments	(321,820)	(243,473)	(320,776)	(243,569)
Proceeds from sale and maturity of financial investments	106,538	35,693	97,909	35,693
Purchase of property, plant and equipment, investment property and intangible assets	(6,392)	(2,804)	(6,382)	(2,773)
Proceeds on sale of property, plant and equipment and intangible assets	49	390	48	349
Net cash used in investing activities	(205,644)	(202,686)	(209,203)	(204,361)
Cash flows used in financing activities
Dividends paid	(14,606)	(15,176)	(14,606)	(15,176)
Cash used in financing activities	(14,606)	(15,176)	(14,606)	(15,176)
Decrease in cash and cash equivalents	(282,453)	(495,414)	(287,216)	(491,050)
Effect of exchange rate changes on cash and cash equivalents	(33,097)	65,816	(33,097)	65,816
Net decrease in cash and cash equivalents	(249,356)	(561,230)	(254,119)	(556,866)
	(282,453)	(495,414)	(287,216)	(491,050)
Cash and cash equivalents at beginning of period	423,606	548,815	423,554	544,447
Cash and cash equivalents at end of period	141,153	53,401	136,338	53,397

Segmental Information

The group's segments are organised into three business lines: Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets.  The business lines reflect the way the CEO, as chief operating decision-maker, reviews financial information in order to make decisions about allocating resources and assessing performance.

	Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group total
	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to
	30/06/11	30/06/10	30/06/11	30/06/10	30/06/11	30/06/10	30/06/11	30/06/10	30/06/11	30/06/10
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Group
Net interest income
- external	22,354	25,945	33,783	28,486	8,087	6,338	-	-	64,224	60,769
- inter-segment	7,360	7,307	(6,308)	(5,323)	(1,052)	(1,984)	-	-	-	-
	29,714	33,252	27,475	23,163	7,035	4,354	-	-	64,224	60,769
Net non-interest income
- external	25,216	13,082	8,190	7,728	(796)	2,832	-	-	32,610	23,642
- inter-segment	(387)	(266)	36	78	520	313	(169)	(125)	-	-
	24,829	12,816	8,226	7,806	(276)	3,145	(169)	(125)	32,610	23,642

External employee compensation and benefits	(15,797)	(17,346)	(6,157)	(5,649)	(1,214)	(1,047)	-	-	(23,168)	(24,042)

General and administrative expenses
- external	(11,483)	(9,453)	(3,875)	(2,861)	(943)	(943)	-	-	(16,301)	(13,257)
- inter-segment	(169)	(125)	-	-	-	-	169	125	-	-
	(11,652)	(9,578)	(3,875)	(2,861)	(943)	(943)	169	125	(16,301)	(13,257)

External depreciation	(1,900)	(2,212)	(746)	(791)	(1)	(6)	-	-	(2,647)	(3,009)

External amortisation	(244)	(370)	(113)	(126)	(29)	(31)	-	-	(386)	(527)

External net impairment	(3,290)	(1,124)	(1,004)	(284)	23	-	-	-	(4,271)	(1,408)
External net provisions for liabilities and other charges	-	8	300	-	(1)	21	-	-	299	29
Profit before tax	21,660	15,446	24,106	21,258	4,594	5,493	-	-	50,360	42,197

	Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group total
	30/06/11	31/12/10	30/06/11	31/12/10	30/06/11	31/12/10	30/06/11	31/12/10	30/06/11	31/12/10
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Assets
Segment total assets	2,376,360	2,283,563	1,655,502	1,704,402	1,660,077	1,676,596	-	-	5,691,939	5,664,561
Average total assets	2,335,052	2,211,695	1,679,952	1,693,565	1,663,246	1,485,920	-	-	5,678,250	5,391,180
Total equity	174,966	166,727	155,939	144,169	21,222	22,934	-	-	352,127	333,830

Basis of preparation

The condensed interim financial statements have been extracted from HSBC Bank Malta p.l.c.'s (the 'bank') and its subsidiary undertakings (collectively referred to as the 'group') unaudited management accounts for the six month period ended 30 June 2011.  These condensed interim financial statements are being published in terms of Chapter 5 of the Listing Rules issued by the Listing Authority and in terms of the Prevention of Financial Markets Abuse Act, 2005.

The condensed interim financial statements have been prepared in accordance with accounting standards adopted for use in the EU for interim financial statements (EU adopted IAS 34, Interim Financial Reporting).  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the financial statements for the year ended 31 December 2010.

The accounting policies applied in these condensed interim financial statements are the same as those applied by the group in its financial statements as at and for the year ended 31 December 2010.

As required by the EU adopted IAS 34, Interim Financial Reporting, these interim financial statements include comparative statements of financial position information at the previous financial year end and comparative income statements and statements of comprehensive income information for the comparable interim periods of the immediately preceding financial year.

Related party transactions with other members of the HSBC Group covering the period 1 January to 30 June 2011 have not materially affected the performance for the period under review.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 7,500 offices in 87countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Statement pursuant to Listing Rule 5.75.3 issued by the Listing Authority

 I confirm that to the best of my knowledge:

•      the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2011, financial performance and cash flows for the period then ended, in accordance with accounting standards adopted for use in the EU for interim financial statements (EU adopted IAS 34 'Interim Financial Reporting'); and

• the commentary includes a fair review of the information required in terms of Listing Rule 5.81 to 5.84.

                                                                                               Alan Richards, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 28 July, 2011